Exhibit 99.1

Press release

WiLAN Subsidiary Enters into Settlement and License Agreement with EV3 Inc. and Covidien Holding Inc.

OTTAWA, Canada – March 2, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the company's subsidiary, Back Bay Medical Inc., has entered into a settlement and license agreement with EV3 Inc. and Covidien Holding Inc.  The agreement resolves litigation that was pending in the United States District Court for the Central District of California.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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